UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2026

Nelson Urdaneta
Senior Vice President and Chief Financial Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Re: Kimberly-Clark Corporation
Form 10-K for the Year Ended December 31, 2025
Filed February 12, 2026
File No. 001-00225

Dear Nelson Urdaneta:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing